Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-254300

Relating to the

Preliminary Prospectus Supplement

Dated March 15, 2021

(To Prospectus Dated March 15, 2021)

PRICING TERM SHEET

March 16, 2021

Centennial Resource Production, LLC

Offering of

$150,000,000 Aggregate Principal Amount of

3.25% Exchangeable Senior Notes due 2028

The information in this pricing term sheet supplements Centennial Resource Production, LLC’s preliminary prospectus supplement, dated March 15, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, (i) “we,” “our” and “us” refer to Centennial Resource Production, LLC and not to its subsidiaries; and (ii) the Class A common stock of Centennial Resource Development, Inc., par value $0.0001 per share, is referred to as the “common stock.”.

Issuer	Centennial Resource Production, LLC

Guarantee	The Notes will be fully and unconditionally guaranteed, on a senior, unsecured basis, by Centennial Resource Development, Inc. (the “Parent Guarantor”) and certain of our subsidiaries identified in the Preliminary Prospectus Supplement.

Ticker / Exchange for Parent Guarantor’s Common Stock	CDEV / The Nasdaq Capital Market (“Nasdaq”).

Trade Date	March 17, 2021.

Settlement Date	March 19, 2021.

Notes	3.25% exchangeable senior notes due 2028 (the “Notes”).

Principal Amount	$150,000,000 (or, if the underwriters fully exercise their option to purchase additional Notes, $172,500,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Price to Underwriters	97%, plus accrued interest, if any, from the Settlement Date.

Maturity	April 1, 2028, unless earlier repurchased, redeemed or exchanged.

Stated Interest Rate	3.25% per annum.

Interest Payment Dates	April 1 and October 1 of each year, beginning October 1, 2021.

Record Dates	March 15 and September 15.

Last Reported Sale Price per Share of Common Stock on Nasdaq on March 16, 2021	$4.83.

Exchange Premium	Approximately 30.0% above the Last Reported Sale Price per Share of Common Stock on Nasdaq on March 16, 2021.

Initial Exchange Price	Approximately $6.28 per share of the Parent Guarantor’s common stock.

Initial Exchange Rate	159.2610 shares of the Parent Guarantor’s common stock per $1,000 principal amount of Notes.

Optional Redemption

The Notes will be redeemable, in whole or in part (subject to the partial redemption limitation described below), at our option at any time, and from time to time, on or after April 7, 2025 and on or before the 40th scheduled trading day immediately before the maturity date, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, but only if the last reported sale price per share of the Parent Guarantor’s common stock exceeds 130% of the exchange price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the exchange rate applicable to the exchange of that Note will be increased in certain circumstances if it is exchanged with an exchange date occurring during the period from, and including, the date we send the redemption notice to, and including, the second business day immediately before the related redemption date. Pursuant to the partial redemption limitation, we may not elect to redeem less than all of the outstanding Notes unless at least $50.0 million aggregate principal amount of Notes are outstanding and not subject to redemption as of the time we send the related redemption notice. See “Description of Notes—Optional Redemption” in the Preliminary Prospectus Supplement.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $144.5 million (or approximately $166.3 million if the underwriters fully exercise their option to purchase additional Notes), after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds to redeem all of the outstanding Senior Secured Notes, including the payment of accrued and unpaid interest thereon. We intend to use the remainder of the net proceeds to fund the cost of entering into the capped call transactions described in the Preliminary Prospectus Supplement of approximately $13.0 million. If the underwriters exercise their option to purchase additional Notes, then we intend to use a portion of the additional net proceeds, up to approximately $1.9 million, to fund the cost of entering into additional capped call transactions as described in the Preliminary Prospectus Supplement, as well as to repay additional outstanding borrowings under our revolving credit facility.

Cap Price	The cap price of the capped call transactions will initially be $8.4525 per share, which represents a premium of 75.0% above the Last Reported Sale Price per Share of Common Stock on Nasdaq on March 16, 2021, and is subject to certain adjustments under the terms of the capped call transactions. See “Description of the Concurrent Capped Call Transactions” in the Preliminary Prospectus Supplement.

Book-Running Managers	Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Jefferies LLC

Senior Co-Managers	Comerica Securities, Inc.

RBC Capital Markets, LLC

Co-Managers	Capital One Securities, Inc.

CIBC World Markets Corp.

Fifth Third Securities, Inc.

KeyBanc Capital Markets Inc.

PNC Capital Markets LLC

U.S. Bancorp Investments, Inc.

CUSIP / ISIN Numbers	15136A AA0 / US15136AAA07.

Increase to Exchange Rate in Connection with a Make-Whole Fundamental Change	If a make-whole fundamental change occurs with respect to any Note and the exchange date for the exchange of such Note occurs during the related make-whole fundamental change exchange period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange Rights—Increase in Exchange Rate in Connection with a Make-Whole Fundamental Change,” the exchange rate applicable to such exchange will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

	Stock Price
Make-Whole Fundamental Change Effective Date	$4.83	$5.00	$5.50	$6.28	$7.25	$8.16	$10.00	$12.00	$15.00	$20.00	$25.00	$35.00	$50.00
March 19, 2021	47.7783	47.7783	41.0572	32.3332	24.9235	20.1248	13.9424	9.9780	6.5167	3.5364	1.9991	0.5850	0.0013
April 1, 2022	47.7783	47.7772	39.8706	30.9552	23.5114	18.7689	12.8030	9.0830	5.9027	3.1990	1.8050	0.5164	0.0000
April 1, 2023	47.7783	46.6780	38.4269	29.2594	21.7727	17.1130	11.4334	8.0230	5.1893	2.8166	1.5899	0.4453	0.0000
April 1, 2024	47.7783	45.3742	36.6593	27.1518	19.6103	15.0715	9.7801	6.7696	4.3645	2.3833	1.3493	0.3673	0.0000
April 1, 2025	47.7783	43.8208	34.4607	24.4853	16.8835	12.5305	7.7875	5.3029	3.4249	1.8969	1.0805	0.2835	0.0000
April 1, 2026	47.7783	41.9507	31.6024	20.9279	13.2889	9.2704	5.3837	3.6185	2.3777	1.3528	0.7783	0.1933	0.0000
April 1, 2027	47.7783	41.3449	27.5600	15.6505	8.1607	4.9352	2.5931	1.7981	1.2431	0.7313	0.4269	0.0963	0.0000
April 1, 2028	47.7783	40.7390	22.5572	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•

if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•

if the stock price is greater than $50.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange Rights—Increase in Exchange Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $4.83 (subject to adjustment in the same manner), per share, then no additional shares will be added to the exchange rate.

Notwithstanding anything to the contrary, in no event will the exchange rate be increased to an amount that exceeds 207.0393 shares of common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the exchange rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Exchange Rights—Exchange Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by telephone: (800) 831-9146; J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (866) 803-9204; or Jefferies LLC at 520 Madison Avenue, 12th Floor, New York, NY 10022, Attention: Prospectus Department, or by telephone at (877) 547-6340 or by email to Prospectus_Department@Jefferies.com.

The information in this pricing term sheet is not a complete description of the Notes or the offering of the Notes. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Notes.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.